UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2011

Commission File Number: 001-32292

RUBICON MINERALS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [x] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Glenn Kumoi
Glenn Kumoi Vice President General Counsel & Corporate Secretary

Date: July 5, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1
Material Change Report dated July 5, 2011 and News Release dated June 29, 2011 – “Rubicon Minerals Receives Positive Preliminary Economic Assessment for F2 Gold System, Phoenix Gold Project, Red Lake, Ontario.”